Exhibit 99.2

Media Release

OTTAWA, July 27, 2017

Mitel Reports June Quarter Results

Announces Agreement to Acquire ShoreTel

Mitel® (Nasdaq:MITL) (TSX:MNW), a global leader in enterprise communications, today announced financial results for the second quarter ended June 30, 2017.

“During the quarter, Mitel experienced a distinct acceleration by its customers into hosted cloud solutions and services. That shift manifested itself in a record level of cloud bookings for the company,” said Rich McBee, Chief Executive Officer. “In line with the market shift, in the second quarter Mitel initiated significant organization structural changes to accelerate our move-to-the-cloud strategy further with the consolidation of previously separate Enterprise and Cloud organizations. While we expect the benefits of these changes to be fully realized in the coming quarters, we have seen immediate improvements in customer experience and reduced operational expenditures as a result of our business realignment.”

In commenting about the agreement to acquire ShoreTel announced earlier today, Mr. McBee stated, “This consolidation will accelerate our growth strategy by transitioning the company further and faster into the UCaaS market as digital transformation increases customer demand for cloud-based solutions worldwide. The combined company will be stronger together with the scale and cloud technologies to take customers to the cloud faster.”

Financial Highlights from Continuing Operations

in millions (except per share data)	Q2 2017	Q2 2016
		Historical Currency	Constant Currency[1]
GAAP Revenues	$238.6	$260.3	$254.6
GAAP Net Loss	($0.1)	($0.9)	($2.2)
Non-GAAP Net Income[2]	$16.9	$22.2	$20.9
GAAP EPS – basic	$0.00	($0.01)	($0.02)
Non-GAAP EPS[3]	$0.13	$0.18	$0.17
Adjusted EBITDA[4]	$29.0	$36.9	$35.6

1 – Constant currency is a non-GAAP measure that adjusts Q2-2016 results by using the same foreign currency exchange rates as in Q2-2017. See “Non-GAAP Financial Measurements” below.

2 - Non-GAAP Net Income is a non-GAAP measure defined as Net Income (Loss), adjusted for items as noted in the table included in this press release under “Reconciliation of Net Loss to Non-GAAP Net Income (Loss)”. See “Non-GAAP Financial Measurements” below.

3 - Non-GAAP EPS (earnings per share), or Non-GAAP net income per common share, is a non-GAAP measure defined as Non-GAAP Net Income divided by weighted average number of common shares outstanding, fully diluted. See the table included in this press release under “Reconciliation of Net Loss to Non-GAAP Net Income (Loss).” See “Non-GAAP Financial Measurements” below.

4 – Adjusted EBITDA is a non-GAAP measure defined as Net Income (Loss), adjusted for items as noted in the table included in this press release under “Reconciliation of Net Loss to Adjusted EBITDA”. See “Non-GAAP Financial Measurements” below.

“Cost reduction actions initiated during the June quarter are on-track, enabling our company to enhance profitability,” commented Steve Spooner, Chief Financial Officer. “With respect to our stock buyback program, we took advantage of our strong liquidity position using $35 million to repurchase 4.8 million shares.”

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Business Highlights

•	Recurring cloud seats grew by 77,000 during the quarter and now stand at 665,000

•	A US-based food processing company with operations across North America, Central America, and Europe will be deploying Mitel Cloud to support more than 4,000 seats. This five-year contract has a value of approximately $8 million.

•	Mitel has been acknowledged as a Leader for the fourth consecutive year in the Gartner Magic Quadrant for Unified Communications.

Business Outlook

Mitel has set the following financial performance guidance for Continuing Operations for the quarter ending September 30, 2017. It does not include or consider any contributions that would be made by the acquisition of ShoreTel should that transaction close before September 30, 2017.

Q3-2017 Guidance
GAAP Revenues	$225 million to $250 million
GAAP Gross Margin %	53.0% to 55.0%
Adjusted EBITDA %	12.0% to 17.0%
Non-GAAP Net Income	7.0% to 11.0%
Diluted Share count	122,500,000

A reconciliation between the Business Outlook for Q3-2017 on a GAAP and non-GAAP basis is provided in the table entitled “Reconciliation of Guidance-Non-GAAP Net Income and Adjusted EBITDA to GAAP Net Income (Loss), before income taxes” located in the tables at the end of this release.

Conference Call Information

Mitel will host an investor conference call and live webcast on Thursday, July 27, 2017 at 8:30 a.m. ET (5:30 a.m. PT) to discuss its financial results for the second quarter ended June 30, 2017. To access the conference call, dial 888-734-0328. Callers outside the U.S. and Canada should dial 678-894-3054. The live webcast will be accessible on Mitel’s investor relations website at www.mitel.com. It will be archived and available on this site for replay on or about Friday, July 28, 2017 after 12:00 p.m. ET. We have also provided a slide deck to help illustrate our financial results. It has been posted on www.mitel.com. Our Form 10-Q is expected to be filed with the SEC on or before July 27, 2017 and will include our complete financial results for the quarter ended June 30, 2017.

Non-GAAP Financial Measurements

This press release includes references to non-GAAP financial measures including Adjusted EBITDA, non-GAAP net income, non-GAAP EPS (earnings per share) or non-GAAP net income per common share and Constant Currency. Non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. We use these non-GAAP financial measures to assist management and investors in understanding our past financial performance and prospects for the future, including changes in our operating results, trends and marketplace performance, exclusive of unusual events and other factors which do not directly affect what we consider to be our core operating performance. Non-GAAP measures are among the primary indicators management uses as a basis for our planning and forecasting of future periods. Investors are cautioned that non-GAAP financial measures should not be relied upon as a substitute for financial measures prepared in accordance with U.S. generally accepted accounting principles. Please see the reconciliations of non-GAAP financial measures to the most directly comparable U.S. GAAP measure attached to this release.

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Important Information

The tender offer for the outstanding shares of ShoreTel common stock to be conducted in connection with the proposed acquisition referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of ShoreTel common stock, nor is it a substitute for the tender offer materials that Mitel and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the offer is commenced, Mitel and its acquisition subsidiary will file tender offer materials on Schedule TO, and ShoreTel will thereafter file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of ShoreTel common stock are urged to read these documents when they become available because they will contain important information that holders of ShoreTel common stock should consider before making any decision regarding tendering their shares. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of ShoreTel common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Copies of these documents will also be made available free of charge on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by ShoreTel will be available free of charge on ShoreTel’s website at ir.shoretel.com or by contacting ShoreTel’s Investor Relations Department at (408) 962-2573. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Mitel and ShoreTel file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Mitel or ShoreTel at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Mitel’s and ShoreTel’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and ShoreTel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or ShoreTel, or persons acting on either of their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and ShoreTel and the ability to recognize the anticipated benefits from the proposed acquisition of ShoreTel (the “transaction”); the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the anticipated size of the markets and continued demand for Mitel and ShoreTel products and services; the impact of competitive products and pricing and disruption to Mitel’s and ShoreTel’s respective businesses that could result from the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including amending Mitel’s existing credit facilities to fund the cash portion of the consideration in connection with the transaction; the ability to recognize the anticipated benefits from the divestment of Mitel’s mobile division (“Mobile Division”); risks associated with the non-cash consideration received by Mitel in connection with the divestment of the Mobile Division; the impact to Mitel’s business that could result from the announcement of the divestment of the Mobile Division; Mitel’s ability to achieve or sustain profitability in the future; fluctuations in quarterly and annual revenues and operating results; fluctuations in foreign exchange rates; current and ongoing global economic instability, political unrest and related sanctions; intense competition; reliance on channel partners for a significant component of sales; dependence upon a small number of outside contract manufacturers to manufacture products; and, Mitel’s ability to successfully implement and achieve its business strategies, including its growth of the company through acquisitions and the integration of recently acquired businesses and realization of synergies, including the proposed acquisition of ShoreTel. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC and Canadian securities regulatory

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authorities on March 1, 2017 in Mitel’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 to be filed with the SEC and Canadian securities regulatory authorities and in ShoreTel’s Annual Report on Form 10-K for the year ended June 30, 2016 filed with the SEC on September 12, 2016. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel or ShoreTel has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

About Mitel

A global market leader in enterprise communications powering more than two billion business connections, Mitel (Nasdaq:MITL) (TSX:MNW) helps businesses and service providers connect, collaborate and provide innovative services to their customers. Our innovation and communications experts serve more than 60 million business users in more than 100 countries. For more information, go to www.mitel.com and follow us on Twitter @Mitel.

Mitel is the registered trademark of Mitel Networks Corporation.

All other trademarks are the property of their respective owners.

MITL-F

Contact Information

Media and Industry Analysts

Amy MacLeod

613-691-3317

amy.macleod@mitel.com

Investors

Michael McCarthy

469-574-8134

michael.mccarthy@mitel.com

Media Release

	CY16	CY16	CY16	CY17	CY17
	Q2	Q3	Q4	Q1	Q2
Total Cloud Seats	2,468,791	2,654,978	3,090,361	3,263,255	3,439,959
Recurring Cloud Seats	450,856	494,302	543,725	588,460	665,616

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MITEL NETWORKS CORPORATION

SUMMARY CONSOLIDATED BALANCE SHEETS

(in millions of US dollars)

(unaudited)

	June 30,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$50.8	$97.3
Accounts receivable	200.1	186.3
Sales-type lease receivables	5.2	5.8
Inventories	88.9	74.9
Other current assets	65.0	57.7
Assets of component held for sale, current	—	121.3

	410.0	543.3
Non-current portion of sales-type lease receivables	5.4	6.7
Deferred tax asset	197.9	185.2
Property and equipment	36.1	39.1
Identifiable intangible assets	85.6	100.4
Goodwill	346.3	346.3
Other non-current assets	23.4	7.9
Assets of component held for sale, non-current	—	332.5

	$1,104.7	$1,561.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$193.8	$200.6
Current portion of deferred revenue	96.8	88.0
Current portion of long-term debt	12.9	38.9
Liabilities of component held for sale, current	—	58.3

	303.5	385.8
Long-term debt	246.4	547.1
Long-term portion of deferred revenue	39.8	39.4
Deferred tax liability	8.7	10.0
Pension liability	146.7	145.5
Other non-current liabilities	25.2	25.9
Liabilities of component held for sale, non-current	—	24.8

	770.3	1,178.5
Shareholders’ equity	334.4	382.9

	$1,104.7	$1,561.4

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MITEL NETWORKS CORPORATION

SUMMARY STATEMENT OF OPERATIONS INFORMATION

(in millions of US dollars)

(unaudited)

	Quarter Ended June 30, 2017 (US GAAP, except as indicated otherwise)	Quarter Ended June 30, 2016 (US GAAP, except as indicated otherwise)
Revenues	$238.6	$260.3
Cost of revenues	109.1	117.1

Gross Margin	129.5	143.2

Expenses:
Selling, general and administrative	87.6	87.9
Research and development	22.5	26.5
Special charges and restructuring costs	9.9	23.6
Amortization of acquisition-related intangible assets	8.6	8.0

	128.6	146.0

Operating income (loss)	0.9	(2.8)
Interest expense	(2.5)	(4.3)
Debt retirement and other debt costs	—	(0.4)
Other income (expense)	(0.5)	1.4

Loss from continuing operations, before income taxes	(2.1)	(6.1)
Current income tax recovery (expense)	(2.3)	(1.1)
Deferred income tax recovery (expense)	4.3	6.3

Net loss from continuing operations	(0.1)	(0.9)
Net loss from discontinued operations	—	(9.9)

Net loss	$(0.1)	$(10.8)

Non-GAAP measures:
Adjusted EBITDA from continuing operations	$29.0	$36.9
Adjusted EBITDA from discontinued operations	$—	$9.0
Adjusted EBITDA	$29.0	$45.9

Non-GAAP net income from continuing operations	$16.9	$22.2
Non-GAAP net income from discontinued operations	$—	$1.6
Non-GAAP net income	$16.9	$23.8

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MITEL NETWORKS CORPORATION

SUMMARY STATEMENT OF OPERATIONS INFORMATION

(in millions of US dollars)

(unaudited)

	Six Months Ended	Six Months Ended
	June 30, 2017	June 30, 2016
	(US GAAP, except as	(US GAAP, except as
	indicated otherwise)	indicated otherwise)
Revenues	$461.7	$493.3
Cost of revenues	213.1	226.3

Gross Margin	248.6	267.0

Expenses:
Selling, general and administrative	171.0	172.7
Research and development	45.3	51.7
Special charges and restructuring costs	20.7	37.0
Amortization of acquisition-related intangible assets	17.2	16.8

	254.2	278.2

Operating loss	(5.6)	(11.2)
Interest expense	(5.7)	(8.8)
Debt retirement and other debt costs	(18.0)	(1.7)
Other income	0.1	0.7

Loss from continuing operations, before income taxes	(29.2)	(21.0)
Current income tax recovery (expense)	(3.4)	(3.2)
Deferred income tax recovery (expense)	12.8	11.5

Net loss from continuing operations	(19.8)	(12.7)
Net loss from discontinued operations	(1.4)	(20.5)

Net loss	$(21.2)	$(33.2)

Non-GAAP measures:
Adjusted EBITDA from continuing operations	$50.0	$59.6
Adjusted EBITDA from discontinued operations	$(12.2)	$11.9
Adjusted EBITDA	$37.8	$71.5

Non-GAAP net income from continuing operations	$27.8	$32.7
Non-GAAP net loss from discontinued operations	$(12.7)	$(1.6)
Non-GAAP net income (loss)	$15.1	$31.1

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MITEL NETWORKS CORPORATION

Cash flow information

(in millions of US dollars)

(unaudited)

	Quarter Ended June 30, 2017	Quarter Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Cash provided by (used in):
Net cash provided by (used in) operating activities	$(9.0)	$(4.0)	$1.7	$32.8
Net cash provided by (used in) investing activities	12.4	(2.3)	328.4	(7.3)
Net cash used in financing activities	(12.0)	(13.9)	(384.4)	(54.9)
Effect of exchange rate changes on cash balances	2.9	(2.0)	4.3	(1.0)

Net decrease in cash and cash equivalents	(5.7)	(22.2)	(50.0)	(30.4)

Cash and cash equivalents, beginning of period	56.5	83.4	100.8	91.6

Cash and cash equivalents, end of period	$50.8	$61.2	$50.8	$61.2

Additional information on capital expenditures:
Capital expenditures acquired with cash	$4.2	$2.3	$8.5	$7.3
Capital expenditures financed through capital leases	—	1.6	0.8	3.9

Total capital expenditures	$4.2	$3.9	$9.3	$11.2

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MITEL NETWORKS CORPORATION

Revenue and Gross Margin

(in millions of US dollars)

(unaudited)

	Quarter Ended June 30, 2017	Quarter Ended June 30, 2016
Revenues
Product	$146.2	$157.7
Services	61.5	74.5
Cloud recurring	30.9	28.1

Total revenues	$238.6	$260.3

Gross margin
Product	$81.7	$92.2
Services	32.4	37.4
Cloud recurring	15.4	13.6

Total gross margin	$129.5	$143.2

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MITEL NETWORKS CORPORATION

Revenue and Gross Margin

(in millions of US dollars)

(unaudited)

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Revenues
Product	$278.9	$296.9
Services	120.9	140.1
Cloud recurring	61.9	56.3

Total revenues	$461.7	$493.3

Gross margin
Product	$154.9	$173.1
Services	62.6	66.3
Cloud recurring	31.1	27.6

Total gross margin	$248.6	$267.0

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MITEL NETWORKS CORPORATION

Reconciliation of Net Loss to Adjusted EBITDA

(in millions of US dollars)

(unaudited)

	Quarter Ended June 30, 2017	Quarter Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Net loss	$(0.1)	$(10.8)	$(21.2)	$(33.2)
Net loss from discontinued operations	—	9.9	1.4	20.5

Net loss from continuing operations	(0.1)	(0.9)	(19.8)	(12.7)
Adjustments:
Interest expense	2.5	4.3	5.7	8.8
Income tax expense (recovery)	(2.0)	(5.2)	(9.4)	(8.3)
Amortization and depreciation	13.1	12.9	25.9	26.8
Foreign exchange loss (gain)	1.6	(1.4)	1.6	(0.4)
Special charges and restructuring costs	9.9	23.6	20.7	37.0
Stock-based compensation	4.4	3.2	7.7	6.7
Other (including accretion of int on notes)	(0.4)	—	(0.4)	—
Debt retirement and other debt costs	—	0.4	18.0	1.7

Adjusted EBITDA from continuing operations	29.0	36.9	50.0	59.6
Adjusted EBITDA from discontinued operations(1)	—	9.0	(12.2)	11.9

Adjusted EBITDA	$29.0	$45.9	$37.8	$71.5

(1)	The reconciliation of net loss from discontinued operations to Adjusted EBITDA from discontinued operations for the quarter ended June 30, 2016 consists of interest expense of $5.5 million, income tax recovery of $1.0 million, amortization and depreciation of $11.5 million, special charges and restructuring costs of $1.7 million, stock-based compensation of $0.7 million and purchase accounting adjustment of $0.5 million.

The reconciliation of net loss from discontinued operations to Adjusted EBITDA from discontinued operations for the six months ended June 30, 2017 consists of interest expense of $3.7 million, income tax recovery of $6.6 million, amortization and depreciation of $nil, special charges and restructuring costs of $nil, stock-based compensation of $nil and a gain on the sale of the business of $7.9 million.

The reconciliation of net loss from discontinued operations to Adjusted EBITDA from discontinued operations for the six months ended June 30, 2016 consists of interest expense of $11.0 million, income tax recovery of $8.4 million, amortization and depreciation of $23.0 million, special charges and restructuring costs of $4.1 million, stock-based compensation of $1.5 million and purchase accounting adjustment of $1.2 million.

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MITEL NETWORKS CORPORATION

Reconciliation of Net Loss to Non-GAAP Net Income (Loss)

(in millions of US dollars, except per share amounts)

(unaudited)

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Net loss	$(0.1)	$(10.8)	$(21.2)	$(33.2)
Net loss from discontinued operations	—	9.9	1.4	20.5

Net loss from continuing operations	(0.1)	(0.9)	(19.8)	(12.7)
Income tax expense (recovery)	(2.0)	(5.2)	(9.4)	(8.3)

Net loss from continuing operations, before income taxes	(2.1)	(6.1)	(29.2)	(21.0)

Adjustments:
Foreign exchange loss (gain)	1.6	(1.4)	1.6	(0.4)
Special charges and restructuring costs	9.9	23.6	20.7	37.0
Stock-based compensation	4.4	3.2	7.7	6.7
Amortization of acquisition-related intangibles assets	8.6	8.0	17.2	16.8
Other (including accretion of interest on notes)	(0.4)	—	(0.4)	—
Debt retirement and other debt costs	—	0.4	18.0	1.7

Non-GAAP net income from continuing operations, before income taxes	22.0	27.7	35.6	40.8
Non-GAAP tax expense(1)	(5.1)	(5.5)	(7.8)	(8.1)

Non-GAAP net income from continuing operations	16.9	22.2	27.8	32.7
Non-GAAP net income (loss) from discontinued operations(2)	—	1.6	(12.7)	(1.6)

Non-GAAP net income	$16.9	$23.8	$15.1	$31.1

Non-GAAP net income (loss) per share, diluted:
Non-GAAP net income per common share, continuing operations	$0.13	$0.18	$0.22	$0.26
Non-GAAP net income (loss) per common share, discontinued operations	$—	$0.01	$(0.10)	$(0.01)
Non-GAAP net income per common share	$0.13	$0.19	$0.12	$0.25
Weighted-average number of common shares outstanding, fully diluted (in millions):	125.4	125.4	125.7	125.4

(1)	Non-GAAP tax expense is based on an effective tax rate of 23% for the quarter ended June 30, 2017 and 20% for all prior periods.
(2)	The reconciliation of net loss from discontinued operations to Non-GAAP net income from discontinued operations for the quarter ended June 30, 2016 consists of amortization of acquisition-related intangible assets of $10.1 million, special charges and restructuring costs of $1.7 million, stock-based compensation of $0.7 million, income tax recovery of $1.5 million and purchase accounting adjustments of $0.5 million.

The reconciliation of net loss from discontinued operations to Non-GAAP net loss from discontinued operations for the six months ended June 30, 2017 consists of amortization of acquisition-related intangible assets of $nil, special charges and restructuring costs of $nil, stock-based compensation of $nil, income tax recovery of $3.4 million and a gain on the sale of the business of $7.9 million.

The reconciliation of net loss from discontinued operations to Non-GAAP net loss from discontinued operations for the six months ended June 30, 2016 consists of amortization of acquisition-related intangible assets of $20.2 million, special charges and restructuring costs of $4.1 million, stock-based compensation of $1.5 million, income tax recovery of $8.1 million and purchase accounting adjustments of $1.2 million.

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MITEL NETWORKS CORPORATION

Reconciliation of Guidance

Non-GAAP Net Income and Adjusted EBITDA to GAAP Net Income (Loss), before income taxes

(in millions of US dollars)

(unaudited)

As a percentage of Revenue
Non-GAAP net income	7.0% - 11.0%
Non-GAAP tax expense(1)	(3.0%) - (2.0% )

Non-GAAP net income, before income taxes	9.0% - 14.0%
Adjustments(2):
Special charges and restructuring costs(3)	7.0% - 8.0%
Stock-based compensation	2.0%
Amortization of acquisition-related intangibles assets	3.5% - 4.0%

Net income (loss), before income taxes(4)	(5.0%) - 1.5%

Adjusted EBITDA	12.0% - 17.0%
Adjustments(2):
Interest expense	1.0%
Amortization and depreciation	5.5% - 6.0%
Special charges and restructuring costs(3)	7.0% - 8.0%
Stock-based compensation	2.0%

Net income (loss), before income taxes(4)	(5.0%) - 1.5%

(1)	Non-GAAP tax expense is based on an estimated effective tax rate of 23%.
(2)	Adjustments for foreign exchange, purchase accounting adjustments and debt retirement costs are not available without unreasonable efforts and are excluded from the reconciliation due to the high variability, complexity and low visibility. We expect the adjustments to have a significant, and potentially unpredictable, impact on our future GAAP financial results.
(3)	The amount and timing of special charges and restructuring costs depend on several factors, including future revenue levels, opportunities for operating efficiencies, and the size and timing of acquisition activities. As a result, we expect the charges to have a significant, and potentially unpredictable, impact on our future GAAP financial results.
(4)	The guidance reconciliations above reconcile to GAAP net income (loss), before income taxes, as opposed to GAAP net income (loss), because income tax expense (recovery) guidance is not available without unreasonable efforts due to the high variability, complexity and low visibility of the Company’s quarterly income tax provision. We expect income tax expense (recovery) to have a significant, and potentially unpredictable, impact on our future GAAP financial results.